11568-11 Sorrento Valley Road San Diego, California 92121

February 10, 2011

VIA EDGAR AND FEDEX

Ms. Tara L. Harkins
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:  SpectraScience, Inc.
Form 10-K for the Year Ended December 31, 2009 and related filings

Dear Ms. Harkins:

SpectraScience, Inc. (the “Company”) is responding to your comment letter, dated February 8, 2011, regarding the Company’s response, dated January 27, 2011, to your comment letter, dated December 28, 2010, regarding the Company’s Annual Report on Form 10-K for the year ended December 31, 2009, filed with the Securities and Exchange Commission (the “SEC”) on March 31, 2010 (the “Form 10-K”), and related filings.  For your convenience, the Company has repeated and numbered the comment from your letter in boldface print.  The Company’s response is provided below the comment.

Form 10-K for the Year Ended December 31, 2009

Item 7.  Management’s Discussion and Analysis, page 21

Critical Accounting Policies and Estimates, page 25

1.
We note your response to prior comments 2 and 3.  In order to provide investors with greater insight into the quality and variability of information regarding your financial condition and operating performance, please expand your discussion of inventory valuations and valuation of long-lived assets in this section in future filings to discuss the significant judgments and estimates used in determining amounts recorded in the financial statements.  To the extent material, address factors such as why the accounting estimates and assumptions bear the risk of change, how you arrived at the estimates, how accurate the estimates/assumptions have been in the past, how much the estimates/assumptions have changed in the past, and whether the estimates/assumptions are reasonably likely to change in the future.  Discuss the sensitivity of the estimates/assumptions to change based on other outcomes that are reasonably likely to occur that could have a material effect. Refer to SEC Release 33-8350.

Response:   The Company respectfully advises the Staff that it will revise its disclosure in future filings pursuant to the Staff’s comment.

* * * * *

In responding to this comment, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

11568-11 Sorrento Valley Road San Diego, California 92121

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company believes that this response letter addresses the comment set forth in your letter.  If the Company can be of any assistance to the Staff in explaining this response, please let us know.  After you have had an opportunity to review the above response to your comment, please call me at (858) 405-9933 or the Company’s counsel, Ryan C. Brauer of Fredrikson & Byron, P.A., at (612) 492-7252 to discuss any additional questions or comments you might have.

Very truly yours,

/s/ James Dorst

James Dorst
Chief Financial Officer and Chief Operating Officer, SpectraScience, Inc.

cc:  Kevin L. Vaughn, Accounting Branch Chief
Martin James, Senior Assistant Chief Accountant